SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 2nd of May 2006, for the month of April, 2006
TELENOR ASA
(Registrant’s Name)
Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F : ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No : ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

07.04.06 06:54 Marked=OB TEL FORM 20-F andre børsmeldinger
Attached is the Form 20-F filed at SEC.
10.04.06 07:40 Marked=OB TEL ANNUAL OVERVIEW årsoversikt
According to the Stock Exchange Regulations, Section 5-2, fifth sentence, an overview of Telenor’s stock exchange announcements in 2005 and 2006 is attached.
28.04.06 15:07 Marked=OB TEL SHARE BUYBACK AGREEMENT andre børsmeldinger
Telenor has entered into a new agreement with the Kingdom of Norway, as the largest shareholder in Telenor, regarding share buyback. The agreement is a renewal of the agreement entered into between the parties 4 May 2005 and which expires 23  May 2006.
The agreement assumes that the general meeting on 23 May 2006, authorizes Telenor’s Board of Directors to buyback own shares. The Kingdom of Norway is committed to vote in favour of such authorization. The Kingdom of Norway is committed to participate in a buyback on a proportionate basis by way of cancelling a proportionate number of its shares at the subsequent General Meeting. The Kingdom of Norway’s ownership percentage in Telenor will thus remain unaffected. The agreement states that upon a share buyback by Telenor, the subsequent General Meeting will be invited to approve cancellation of the buyback shares. The Kingdom of Norway is committed to vote in favour of such a cancellation. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR + 1 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation. The agreement expires at the date of the General Meeting in 2007. The agreement will be annulled if Telenor uses own shares to other purposes than cancellation, and/or in order to fulfil obligations relating to option programs for managers and key employees and/or to share programs for employees.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA
By:	/s/ Trond Westlie
	Name:	Trond Westlie
	Title:	CFO

Date: 2nd May, 2006